UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 16, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President & CEO
Date: September 17, 2008

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
---
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL RESPONDS TO ALLEGATIONS
THAT PALA DENIED RIGHT TO VOTE AT AGM

September 16, 2008, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) responds to the announcement by Pala Investments Holdings Limited ("Pala") that Pala was denied the right to vote its common shares of Rockwell at the Company's annual general meeting (the "AGM") held September 15, 2008 in London.

To vote at the AGM, as is the case at all annual meetings of public companies, a shareholder was required to either be a registered shareholder or properly instruct their broker or financial intermediary to vote at the AGM. Pala is not a registered shareholder of the Company and therefore was required to either deposit a proxy within the appropriate timeframes or deliver a letter from a registered shareholder appointing Pala as its authorized representative at the AGM. Contrary to its press release, Pala did not meet these requirements. According to the voting report prepared by the Company's transfer agent, Computershare, Pala neither deposited a valid proxy nor delivered a letter on behalf of a registered shareholder appointing Pala its authorized representative.

The Chair of the AGM carefully considered the request of Pala to vote at the AGM and adjourned the meeting to examine, with the assistance of independent counsel and the independent scrutineer appointed at the AGM, the shareholder register of the Company and the report of proxies validly deposited with the Company. The Chair ruled that Pala had not met the requirements to vote at the meeting. Before ruling, the Chair allowed Pala and its counsel time to examine the shareholder register with a representative of Computershare and to make further submissions regarding its failure to adhere to the stated voting procedures. The Company notes that certain other shareholders, some of whom wished to cast sizeable votes in favour of the motions before the meeting, were not allowed to vote at the AGM as they also failed to comply with the applicable voting requirements.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and its home jurisdiction filings that are available at www.sedar.com.